Exhibit 12.1

NEOMAGIC CORPORATION

The following table sets forth our ratio of deficiency of earnings to fixed charges and ratio of combined fixed charges to deficiency of earnings for the years ended January 31, 2002, 2003, 2004, 2005 and 2006. As the ratios of deficiency of earnings to fixed charges and deficiency of earnings to combined fixed charges indicate less than one-to-one coverage, we have provided the coverage deficiency amounts.

Statement of Computation of Ratio of Earnings to

Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	Fiscal Year Ended January 31,
	2002	2003	2004	2005	2006
Income (loss) before income taxes	$(30,095)	$(37,231)	$(26,732)	$(28,029)	$(12,076)
Fixed charges	466	445	522	773	2,783

Total earnings (loss) for computation of ratio	$(29,629)	$(36,786)	$(26,210)	$(27,256)	$(9,293)

Fixed Charges:
Interest expense	$12	$75	$282	$534	$2,569
Interest attributable to rentals (a)	454	370	240	239	214

Total fixed charges	$466	$445	$522	$773	$2,783

Preferred stock dividends	—	—	—	—	—
Total combined fixed charges and preferred stock dividends	$466	$445	$522	$773	$2,783

Ratio of earnings to fixed charges (b)	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends (b)	—	—	—	—	—

(a)	Interest attributable to rentals equals one-fifth of total rental expense.
(b)	Due to our losses in the years ended January 31, 2002, 2003, 2004, 2005 and 2006, the ratio coverage was less than 1:1. Additional earnings of $30.1 million, $37.2 million, $26.7 million, $28.0 million and $12.1 million for the years ended January 31, 2002, 2003, 2004, 2005 and 2006 would have been required in each of these periods, respectively, to achieve a ratio of 1:1.